Exhibit 99.1

Healthpeak Properties^{TM} Reports Third Quarter 2020 Results

IRVINE, Calif., November 2, 2020 -- Healthpeak Properties, Inc. (NYSE: PEAK) today announced results for the third quarter ended September 30, 2020. For the quarter, we generated a net loss of ($0.12) per share, NAREIT FFO of $0.31 per share, FFO as Adjusted of $0.40 per share and blended Total Same-Store Portfolio Cash NOI results of 2.8%.

THIRD QUARTER 2020 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– The COVID-19 pandemic continues to evolve. In order to provide more up-to-date information about the impact of COVID-19 on Healthpeak, we have provided certain key operating metrics through October 2020 in a separate presentation posted on the investor relations section of our website at https://ir.healthpeak.com/investor-presentations.

– Dispositions:
  ▪ In various stages on the sales of more than $4 billion of SHOP and NNN transactions:
    ◦ In July - November 2020, closed on the sales of 14 SHOP and NNN assets generating proceeds of approximately $100 million.
    ◦ Approximately $1.5 billion under binding and non-binding purchase agreements across 8 separate transactions.
    ◦ Approximately $2 billion under letters of intent across 6 separate transactions.
    ◦ The majority of the remaining SHOP and NNN assets are actively being marketed for sale.
  ▪ If the various sales are completed, we expect:
    ◦ SHOP assets: a Trailing Twelve Month Pre-COVID (04/01/19 - 03/31/20) weighted average cash capitalization rate in the high 5% range and a third quarter annualized weighted average cash capitalization rate of approximately 3%.
    ◦ NNN assets: a third quarter annualized weighted average lease yield in the high 7% range and EBITDAR yield in the high 5% range.
  ▪ During the quarter, closed on the sales of $15 million of medical office and other assets.

– Acquisitions:
  ▪ In October 2020, executed a definitive agreement to acquire Cambridge Discovery Park, a 607,000 square foot life science campus in the West Cambridge submarket of Boston, MA for $664 million in an off-market transaction, which represents stabilized cash and GAAP capitalization rates of 5% and 6.5%, respectively. The site includes a future densification opportunity of approximately 100,000 square feet.
  ▪ In October 2020, executed a definitive agreement to acquire approximately 12 acres of land for $128 million in an off-market transaction. The acquisition sites are located in South San Francisco, CA, adjacent to two sites currently held by Healthpeak as land for future development: Forbes Research Center ("Forbes") and Modular Labs III. Healthpeak intends to entitle the acquisition sites for a new development of at least 500,000 square feet, which could join with our adjacent sites to create a multi-phase, scalable development campus totaling 1 million square feet or more.
  ▪ In October 2020, acquired a 7-property medical office portfolio, totaling 439,000 square feet, for $169 million, which represents year-one cash and GAAP capitalization rates of 5.5% and 5.6%, respectively. Six of the seven properties are on-campus and all the properties are anchored by a #1 or #2 local health system.
  ▪ In July 2020, acquired a two-story, 107,000 square foot medical office building in Scottsdale, AZ for $27 million in an off-market transaction, which represents year-one cash and GAAP capitalization rates of 7.1% and 7.7%, respectively.

– Development:
  ▪ In September 2020, signed a 10-year 118,000 square feet lease at our Boardwalk development project in San Diego, CA. The development is now 100% pre-leased, with initial occupancy expected in late 2021.

- In September 2020, commenced construction on 101 CambridgePark Drive, a 159,000 square foot life science development project, located in the West Cambridge submarket of Boston, MA, with estimated total spend of approximately $174 million.
- In September 2020, delivered a 119,000 square foot, six-story medical office building in Brentwood, TN. The development was 49% leased to HCA Healthcare ("HCA") upon delivery.
- In August 2020, delivered a 70,000 square foot, four-story Class A medical office building located on the Ogden Regional Medical Center campus in Ogden, Utah. The development was 69% leased upon delivery and is 78% leased today.

– As of October 30, 2020, had $2.6 billion of liquidity including $2.4 billion of availability on Healthpeak's $2.5 billion revolving credit facility and approximately $150 million of cash and cash equivalents.

– Replaced Board of Directors age 75 retirement policy with a Director term limit of 15 years.

– Declared quarterly common stock cash dividend of $0.37 per share to be paid on November 23, 2020, to stockholders of record as of the close of business on November 12, 2020.

– Established new corporate headquarters in Denver, Colorado.

– Received "Prime" rating from ISS ESG Corporate Rating, recognizing top ESG performance within our sector; nominated for the Corporate Governance Awards 2020 - Best Proxy Statement (Large Cap Company) by Corporate Secretary and *IR Magazine*; and for the ninth consecutive year, named a constituent in the FTSE4Good Index.

THIRD QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended September 30, 2020		Three Months Ended September 30, 2019	
	Amount	Per Share	Amount	Per Share
Net income (loss), diluted	$ (63,768)	$ (0.12)	$ (46,249)	$ (0.09)
NAREIT FFO, diluted	164,603	0.31	183,266	0.37
FFO as Adjusted, diluted	215,381	0.40	222,160	0.44
AFFO, diluted	183,791		191,922	

NAREIT FFO, FFO as Adjusted, AFFO, Same-Store Cash NOI, Net Debt and Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "September 30, 2020 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month and year-to-date SS Cash NOI growth:

Year-Over-Year Total SS Portfolio Cash NOI Growth			
	Three Month	Year-To-Date	% of SS
Medical office	3.3%	2.3%	46.8%
Life science	5.5%	5.7%	38.5%
Senior housing[1][2]	(6.3)%	(5.8)%	10.5%
Other non-reportable segments ("Other")	0.8%	3.0%	4.1%
Total Portfolio[1][2]	**2.8%**	**2.7%**	**100.0%**

(1) Same-Store year-over-year three-month Portfolio Cash NOI growth includes identifiable COVID-19 expenses of $0.6 million in the SHOP portfolio.

(2) Same-Store year-over-year year-to-date Portfolio Cash NOI growth includes identifiable COVID-19 expenses of $1.5 million in the SHOP portfolio.

ACQUISITIONS

CAMBRIDGE DISCOVERY PARK ACQUISITION

In October 2020, executed a definitive agreement to acquire Cambridge Discovery Park, a four-building Class A life science and research campus, for a $664 million purchase price ($720 million gross valuation), which represents stabilized cash and GAAP capitalization rates of 5% and 6.5%, respectively. In conjunction with the transaction, Healthpeak entered into a 49% / 51% minority joint venture on 1 of the 4 buildings with The Bulfinch Companies, Inc., a well-established Boston-based owner, manager and developer of life science and medical office real estate. Healthpeak will own an 100% interest in the other 3 buildings.

The 607,000 square foot campus is located walking distance from Healthpeak's CambridgePark Drive holdings in the West Cambridge submarket of Boston, MA. The campus is 94% leased to a diversified tenant base of biotechnology, pharmaceutical and research companies with a weighted average remaining lease term of approximately 7.5 years. The site also includes a future densification opportunity of approximately 100,000 square feet.

The transaction strengthens Healthpeak's leading market share in West Cambridge, and expands our greater Boston footprint to 2.4 million square feet (including the 101 CambridgePark Drive development). The transaction is expected to close in the fourth quarter 2020.

SOUTH SAN FRANCISCO LAND SITE ACQUISITION

In October 2020, executed definitive agreements to acquire approximately 12 acres of land in South San Francisco for $128 million. Located directly adjacent to Healthpeak's Forbes development site and Healthpeak's Modular Labs III development site, the assemblage includes sites that are currently utilized as industrial buildings that are subject to short-term leases, as well as a vacant land parcel.

Upon closing of the acquisition, Healthpeak intends to entitle the sites for future development as a life science campus that, when combined with Healthpeak's Forbes and Modular Labs III sites, could allow for a campus with an estimated minimum size of approximately 1 million square feet over 20 acres. The future developments will strengthen Healthpeak's leading market position in South San Francisco and provide an opportunity to build another campus of significant scale to meet the growth needs of Healthpeak's existing and potential tenants.

MIDWEST MEDICAL OFFICE PORTFOLIO ACQUISITION

In October 2020, acquired a 7-property medical office portfolio, totaling 439,000 square feet, for $169 million, which represents year-one cash and GAAP capitalization rates of 5.5% and 5.6%, respectively. The properties are located across 3 states: Indiana (5), Missouri (1) and Illinois (1). The portfolio is 92% leased with a weighted average lease term of 4.1 years and 2.5% average annual escalators. Additionally, 6 of the 7 properties are located on-campus with a physical connection to the host hospital.

The transaction supports Healthpeak's MOB growth strategy of investing in on-campus and highly anchored properties affiliated with #1 or #2 local hospitals and health systems.

SCOTTSDALE GATEWAY ACQUISITION

In July 2020, acquired a two-story, 107,000 square foot medical office building in Scottsdale, AZ for $27 million, which represents year-one cash and GAAP capitalization rates of 7.1% and 7.7%, respectively.

The property is currently 96% leased to four tenants and has a weighted average remaining lease term of 5 years with 2% average annual escalators.

Located adjacent to the HonorHealth Scottsdale Shea Medical Center, where Healthpeak already owns 173,000 square feet, the transaction will expand Healthpeak's presence to approximately 800,000 square feet in the Phoenix MSA.

DEVELOPMENT UPDATES

101 CAMBRIDGEPARK DRIVE

In September 2020, Healthpeak and its joint venture partner, King Street Properties, commenced construction on 101 CambridgePark Drive, a $174 million life science development project located in the West Cambridge submarket of Boston, MA.

Totaling approximately 159,000 square feet, the five-story Class A laboratory building will allow Healthpeak to create a 450,000 square foot flagship campus in West Cambridge, when considered with our holdings at 35 and 87 CambridgePark Drive.

Completion is expected in third quarter of 2022, and upon stabilization, the development is projected to generate an estimated yield on cost of 7.5%.

MEDICAL OFFICE DEVELOPMENT PROGRAM WITH HCA

- **Brentwood:** In September 2020, delivered a 119,000 square foot, six-story medical office building in Brentwood, TN. The $37 million development was 49% leased to HCA upon delivery and is projected to generate a stabilized yield in the low to mid 8% range.

- **Ogden:** In August 2020, delivered a 70,000 square foot, four-story Class A medical office building located on the Ogden Regional Medical Center campus in Ogden, Utah. The $18 million development was 69% leased upon delivery and is 78% leased today. The property is projected to generate a stabilized yield in the low to mid 7% range.

THE BOARDWALK DEVELOPMENT LEASING

In September 2020, signed a 10-year, 118,000 square foot lease with a publicly-traded biotechnology company at our Boardwalk life science development project in San Diego, CA. The 192,000 square foot development project is now 100% pre-leased to two tenants, with a weighted average lease term of over 13 years.

Initial occupancy is expected in the fourth quarter of 2021, and upon stabilization, the campus is projected to generate an estimated yield on cost of 7.1%.

BOARD OF DIRECTORS RETIREMENT POLICY UPDATE

In October 2020, Healthpeak revised its Board of Directors retirement policy by providing for a Director term limit of 15 years, replacing the prior policy mandating retirement at the age of 75. One Director who has been on our Board for more than 15 years will be allowed to remain on our Board until the age of 75, so as not to accelerate retirement due to the revised policy. The revised policy maintains diversity across Healthpeak's Board and further promotes long-term Board refreshment.

DIVIDEND

On November 2, 2020, Healthpeak announced that its Board declared quarterly common stock cash dividend of $0.37 per share to be paid on November 23, 2020, to stockholders of record as of the close of business on November 12, 2020.

NEW CORPORATE HEADQUARTERS

In November 2020, Healthpeak established a new corporate headquarters in Denver, CO to create a more centralized geographic location relative to Healthpeak's portfolio locations and existing offices in Irvine, CA and Franklin, TN, which will continue to operate.

ESG

Healthpeak's position as a leader in environmental, social and governance (ESG) performance has been recognized by various organizations around the world. For the ninth consecutive year, Healthpeak was named a constituent in the FTSE4Good Index. Healthpeak also received "Prime" rating from ISS ESG Corporate Rating for its top ESG performance. Healthpeak was also nominated for the Corporate Governance Awards 2020 - Best Proxy Statement (Large Cap Company) by Corporate Secretary and *IR Magazine* for its best-in-class proxy disclosure. More information about Healthpeak's ESG efforts, including a link to our ESG Report, is available on our website at www.healthpeak.com/esg.

2020 OUTLOOK UPDATE

Please see pages 45-47 in the Third Quarter 2020 Supplemental Report for a revised outlook and earnings framework.

COMPANY INFORMATION

Healthpeak has scheduled a conference call and webcast for Tuesday, November 3, 2020, at 9:00 a.m. Pacific Time (12:00 p.m. Eastern Time) to present its performance and operating results for the third quarter ended September 30, 2020. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (international). The conference ID number is 4391911. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.healthpeak.com. An archive of the webcast will be available on Healthpeak's website through November 3, 2021, and a telephonic replay can be accessed through November 17, 2020, by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (international) and entering conference ID number 10147622. Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns and develops high-quality real estate in the three private-pay healthcare asset classes of Life Science, Medical Office and Senior Housing, designed to provide stability through the inevitable industry cycles. At Healthpeak, we pair our deep understanding of the healthcare real estate market with a strong vision for long-term growth. For more information regarding Healthpeak, visit www.healthpeak.com.

FORWARD-LOOKING STATEMENTS

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions, leasing activity, capital recycling plans, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; and (iii) statements regarding the impact of the COVID-19 pandemic on our business, financial condition and results of operations. Pending dispositions, including those subject to binding agreements, remain subject to closing conditions and may not close within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the severity and duration of the COVID-19 pandemic; actions that have been taken and may continue to be taken by governmental authorities to contain the COVID-19 outbreak or to treat its impact; the impact of the COVID-19 pandemic and health and safety measures taken to reduce the spread; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; the imposition of laws or regulations prohibiting the eviction of our tenants, including new governmental efforts in response to COVID-19; the financial condition of our existing and future tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings, which results in uncertainties regarding our ability to continue to realize the full benefit of such tenants' and operators' leases and borrowers' loans; our concentration in the healthcare property sector, particularly in senior housing, life sciences and medical office buildings, which makes our profitability more vulnerable to a downturn in a specific sector than if we were investing in multiple industries; the effect on us and our tenants and operators of legislation, executive orders and other legal requirements, including compliance with the Americans with Disabilities Act, fire, safety and health regulations, environmental laws, the Affordable Care Act, licensure, certification and inspection requirements, and laws addressing entitlement programs and related services, including Medicare and Medicaid, which may result in future reductions in reimbursements or fines for noncompliance; our ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; the risks associated with property development and redevelopment, including costs above original estimates, project delays and lower occupancy rates and rents than expected; the potential impact of uninsured or underinsured losses, including as a result of hurricanes, earthquakes and other natural disasters, pandemics such as COVID-19, acts of war and/or terrorism and other events that may cause such losses and/or performance declines by us or our tenants and operators; the risks associated with our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; competition for the acquisition and financing of suitable healthcare properties as well as competition for tenants and operators, including with respect to new leases and mortgages and the renewal or rollover of existing leases; our or our counterparties' ability to fulfill obligations, such as financing conditions and/or regulatory approval requirements, required to successfully consummate acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions or other transactions; our ability to achieve the benefits of acquisitions or other investments within expected time frames or at all, or within expected cost projections; the potential impact on us and our tenants, operators and borrowers from current and future litigation matters, including the possibility of larger than expected litigation costs, adverse results and related developments; changes in federal, state or local laws and regulations, including those affecting the healthcare industry that affect our costs of compliance or increase the costs, or otherwise affect the operations, of our tenants and operators; our ability to foreclose on collateral securing our real estate-related loans; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in our credit ratings, the value of our common stock, and other conditions that may adversely impact our ability to fund our obligations or consummate transactions, or reduce the earnings from potential transactions; changes in global, national and local economic and other conditions, including the ongoing economic downturn, volatility in the financial markets and high unemployment rates; our ability to manage our indebtedness level and changes in the terms of such indebtedness; competition for skilled management and other key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; our ability to maintain our qualification as a real estate investment trust; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

CONTACT

Barbat Rodgers

Senior Director – Investor Relations

949-407-0400

Healthpeak Properties, Inc.

Consolidated Balance Sheets
In thousands, except share and per share data
(unaudited)

	September 30, 2020	December 31, 2019
Assets		
Real estate:		
Buildings and improvements	$ 10,967,446	$ 11,120,039
Development costs and construction in progress	684,979	692,336
Land	1,889,643	1,992,602
Accumulated depreciation and amortization	(2,507,881)	(2,771,922)
Net real estate	11,034,187	11,033,055
Net investment in direct financing leases	44,706	84,604
Loans receivable, net of reserves of $11,547 and $0	231,162	190,579
Investments in and advances to unconsolidated joint ventures	436,271	825,515
Accounts receivable, net of allowance of $9,004 and $4,565	63,216	59,417
Cash and cash equivalents	197,119	144,232
Restricted cash	102,419	40,425
Intangible assets, net	501,583	331,693
Assets held for sale, net	2,213,185	504,394
Right-of-use asset, net	190,875	172,486
Other assets, net	737,098	646,491
Total assets	$ 15,751,821	$ 14,032,891
Liabilities and Equity		
Bank line of credit and commercial paper	$ —	$ 93,000
Term loan	249,122	248,942
Senior unsecured notes	5,695,567	5,647,993
Mortgage debt	435,206	276,907
Intangible liabilities, net	108,031	74,991
Liabilities related to assets held for sale, net	93,046	36,369
Lease liability	175,002	156,611
Accounts payable, accrued liabilities, and other liabilities	834,518	540,924
Deferred revenue	755,021	289,680
Total liabilities	8,345,513	7,365,417
Commitments and contingencies		
Common stock, $1.00 par value: 750,000,000 shares authorized; 538,354,755 and 505,221,643 shares issued and outstanding	538,355	505,222
Additional paid-in capital	10,228,086	9,183,892
Cumulative dividends in excess of earnings	(3,923,150)	(3,601,199)
Accumulated other comprehensive income (loss)	(3,236)	(2,857)
Total stockholders' equity	6,840,055	6,085,058
Joint venture partners	366,708	378,061
Non-managing member unitholders	199,545	204,355
Total noncontrolling interests	566,253	582,416
Total equity	7,406,308	6,667,474
Total liabilities and equity	$ 15,751,821	$ 14,032,891

Healthpeak Properties, Inc.

Consolidated Statements of Operations
In thousands, except per share data
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2020	2019	2020	2019
Revenues:				
Rental and related revenues	$ 326,530	$ 312,600	$ 953,581	$ 908,019
Resident fees and services	264,616	213,040	797,818	517,501
Income from direct financing leases	2,150	9,590	7,569	33,304
Interest income	4,443	2,741	12,361	6,868
Total revenues	597,739	537,971	1,771,329	1,465,692
Costs and expenses:				
Interest expense	56,235	61,230	172,161	167,499
Depreciation and amortization	173,630	171,944	541,394	469,191
Operating	314,292	248,069	1,006,146	630,989
General and administrative	21,661	22,970	67,730	71,445
Transaction costs	2,586	1,319	18,061	7,174
Impairments and loan loss reserves (recoveries), net	34,550	38,257	97,723	115,653
Total costs and expenses	602,954	543,789	1,903,215	1,461,951
Other income (expense):				
Gain (loss) on sales of real estate, net	149	(784)	247,881	18,708
Loss on debt extinguishments	(17,921)	(35,017)	(42,912)	(36,152)
Other income (expense), net	7,060	693	237,254	24,834
Total other income (expense), net	(10,712)	(35,108)	442,223	7,390
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	(15,927)	(40,926)	310,337	11,131
Income tax benefit (expense)	(24,174)	6,261	16,216	11,583
Equity income (loss) from unconsolidated joint ventures	(19,480)	(7,643)	(48,545)	(10,012)
Net income (loss)	(59,581)	(42,308)	278,008	12,702
Noncontrolling interests' share in earnings	(3,836)	(3,555)	(10,839)	(10,692)
Net income (loss) attributable to Healthpeak Properties, Inc.	(63,417)	(45,863)	267,169	2,010
Participating securities' share in earnings	(351)	(386)	(2,151)	(1,223)
Net income (loss) applicable to common shares	$ (63,768)	$ (46,249)	$ 265,018	$ 787
Earnings per common share:				
Basic	$ (0.12)	$ (0.09)	$ 0.50	$ 0.00
Diluted	$ (0.12)	$ (0.09)	$ 0.50	$ 0.00
Weighted average shares outstanding:				
Basic	538,333	491,203	527,908	482,595
Diluted	538,333	491,203	528,455	484,792

Healthpeak Properties, Inc.

Funds From Operations
In thousands, except per share data
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2020	2019	2020	2019
Net income (loss) applicable to common shares	$ (63,768)	$ (46,249)	$ 265,018	$ 787
Real estate related depreciation and amortization	173,630	171,944	541,394	469,191
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	24,822	14,952	80,050	45,153
Noncontrolling interests' share of real estate related depreciation and amortization	(5,020)	(4,999)	(15,043)	(14,927)
Other real estate-related depreciation and amortization	319	1,357	2,447	4,798
Loss (gain) on sales of depreciable real estate, net	(149)	784	(247,881)	(18,708)
Healthpeak's share of loss (gain) on sales of real estate, net, from unconsolidated joint ventures	—	—	(9,248)	—
Noncontrolling interests' share of gain (loss) on sales of real estate, net	—	(2)	(3)	206
Loss (gain) upon change of control, net[1]	(3,259)	20	(173,222)	(11,481)
Taxes associated with real estate dispositions	551	—	(10,989)	—
Impairments (recoveries) of depreciable real estate, net[2]	37,477	43,784	85,996	111,033
NAREIT FFO applicable to common shares	164,603	181,591	518,519	586,052
Distributions on dilutive convertible units and other	—	1,675	5,380	4,954
Diluted NAREIT FFO applicable to common shares	$ 164,603	$ 183,266	$ 523,899	$ 591,006
Diluted NAREIT FFO per common share	$ 0.31	$ 0.37	$ 0.98	$ 1.21
Weighted average shares outstanding - diluted NAREIT FFO	538,645	499,450	533,963	489,609
Impact of adjustments to NAREIT FFO:				
Transaction-related items[3]	$ 2,276	$ 1,335	$ 95,342	$ 13,659
Other impairments (recoveries) and other losses (gains), net[4]	(2,927)	—	(29,943)	10,147
Severance and related charges	—	1,334	—	5,063
Loss on debt extinguishments	17,921	35,017	42,912	36,152
Litigation costs (recoveries)	26	(150)	232	(549)
Casualty-related charges (recoveries), net	469	1,607	469	(4,636)
Foreign currency remeasurement losses (gains)	—	(162)	153	(350)
Valuation allowance on deferred tax assets[5]	31,161	—	31,161	—
Tax rate legislation impact[6]	—	—	(3,590)	—
Total adjustments	48,926	38,981	136,736	59,486
FFO as Adjusted applicable to common shares	213,529	220,572	655,255	645,538
Distributions on dilutive convertible units and other	1,852	1,588	5,244	4,809
Diluted FFO as Adjusted applicable to common shares	$ 215,381	$ 222,160	$ 660,499	$ 650,347
Diluted FFO as Adjusted per common share	$ 0.40	$ 0.44	$ 1.24	$ 1.33
Weighted average shares outstanding - diluted FFO as Adjusted	544,146	499,450	533,963	489,609

(1) For the nine months ended September 30, 2020, relates to the gain on consolidation of 13 continuing care retirement communities ("CCRCs") in which we acquired Brookdale's interest and began consolidating during the first quarter of 2020. For the nine months ended September 30, 2019, represents the gain related to the acquisition of the outstanding equity interests in a previously unconsolidated senior housing joint venture. Gains upon change of control are included in other income (expense), net in the consolidated statements of operations.

(2) For the three and nine months ended September 30, 2019, includes a $6 million impairment charge related to depreciable real estate held by the CCRC JV, which is recognized in equity income (loss) from unconsolidated joint ventures in the consolidated statement of operations.

(3) For the nine months ended September 30, 2020, includes the termination fee and transition fee expenses related to terminating the management agreements with Brookdale for 13 CCRCs and transitioning those communities to LCS, partially offset by the tax benefit recognized related to those expenses. The expense related to terminating the CCRC management agreements with Brookdale is included in operating expenses in the consolidated statement of operations for the nine months ended September 30, 2020.

(4) For the three and nine months ended September 30, 2020, includes reserves for loan losses under the current expected credit losses accounting standard in accordance with Accounting Standards Codification 326, *Financial Instruments – Credit Losses ("ASC 326")*. The nine months ended September 30, 2020 also includes a gain on sale of a hospital that was in a direct financing lease ("DFL"), and the impairment of an undeveloped MOB land parcel, which was sold during the third quarter. For the nine months ended September 30, 2019, represents the impairment of 13 senior housing triple-net facilities under DFLs recognized as a result of entering into sales agreements.

(5) For the three and nine months ended September 30, 2020, represents the valuation allowance and corresponding income tax expense related to deferred tax assets that are no longer expected to be realized as a result of our plan to dispose of a significant portion of our SHOP portfolio. We determined we were unlikely to hold the assets long enough to realize the future value of certain deferred tax assets generated by the net operating losses of its taxable REIT subsidiaries.

(6) For the nine months ended September 30, 2020, represents the tax benefit from the CARES Act, which extended the net operating loss carryback period to five years.

Healthpeak Properties, Inc.

Adjusted Funds From Operations
In thousands
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2020	2019	2020	2019
FFO as Adjusted applicable to common shares	$ 213,529	$ 220,572	$ 655,255	$ 645,538
Amortization of deferred compensation	4,420	3,715	13,392	11,613
Amortization of deferred financing costs	2,554	2,735	7,670	8,174
Straight-line rents	(9,542)	(10,252)	(24,086)	(22,192)
AFFO capital expenditures	(20,756)	(24,107)	(61,329)	(62,840)
Lease restructure payments	347	289	966	870
CCRC entrance fees[1]	—	5,731	—	14,071
Deferred income taxes	(7,300)	(6,434)	(9,200)	(14,063)
Other AFFO adjustments[2]	539	(2,002)	675	(4,387)
AFFO applicable to common shares	183,791	190,247	583,343	576,784
Distributions on dilutive convertible units and other	—	1,675	5,380	4,953
Diluted AFFO applicable to common shares	**$ 183,791**	**$ 191,922**	**$ 588,723**	**$ 581,737**
Weighted average shares outstanding - diluted AFFO	538,645	499,450	533,963	489,609

---

(1) In connection with the acquisition of the remaining 51% interest in the CCRC JV in January 2020, we consolidated the 13 communities in the CCRC JV and recorded the assets and liabilities at their acquisition date relative fair values, including the CCRC contract liabilities associated with previously collected non-refundable entrance fees. In conjunction with increasing those CCRC contract liabilities to their fair value, we concluded that we will no longer adjust for the timing difference between non-refundable entrance fees collected and amortized as we believe the amortization of these fees is a meaningful representation of how we satisfy the performance obligations of the fees. As such, upon consolidation of the CCRC assets, we no longer exclude the difference between CCRC entrance fees collected and amortized from the calculation of AFFO. For comparative periods presented, the adjustment continues to represent our 49% share of non-refundable entrance fees collected by the CCRC JV, net of reserves and net of CCRC JV entrance fee amortization.

(2) Primarily includes our share of AFFO capital expenditures from unconsolidated joint ventures, partially offset by noncontrolling interests' share of AFFO capital expenditures from consolidated joint ventures.